

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 13, 2015

VIA E-MAIL
Mr. Craig S. McKasson
Senior Vice President and Chief Financial Officer
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, North Carolina 28277

> **Re:** **Premier, Inc.**
> **Form 10-K for the year ended June 30, 2015**
> **Filed on August 26, 2015**
> **File No. 001-36092**

Dear Mr. Craig S. McKasson:

We have reviewed your October 2, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2015 letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2015

Consolidated Statements of Income, page 95

1.   We have considered your response to comment one. It appears that your current presentation where you present a subtotal amount prior to the redemption adjustment is akin to presenting a Non-GAAP financial measure on the face of your income statement. Such a presentation is prohibited based on the guidance outlined within Item 10 (e)(1)(ii)(c) of Regulation S-K. Please clarify and/or revise future periodic filings appropriately.

You may contact Wilson K. Lee at (202) 551 – 3468 or the undersigned at (202) 551 - 3438 if you have any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and
Commodities